BEXIL CORPORATION

Notice of Annual Meeting of Stockholders

To the Stockholders:

Notice is hereby given that the 2005 Annual Meeting of Stockholders ("Meeting") of Bexil Corporation (the "Company") will be held at the American Stock Exchange, 86 Trinity Place, 14th Floor, New York, New York on November 10, 2005 at 11:00 a.m., local time, for the following purposes:

1. To elect Edward G. Webb, Jr. and Thomas B. Winmill as Class I Directors with each to serve a three year term, and each until his successor is duly elected and qualifies; and

2. To transact such other business as may properly come before the Meeting.

Stockholders of record at the close of business on October 3, 2005 are entitled to receive notice of and to vote at the Meeting.

By Order of the Board of Directors

John F. Ramírez
Secretary

New York, New York
October 5, 2005

The Meeting will start promptly at 11:00 a.m., local time. To avoid disruption, admission may be limited once the meeting starts. ***Please sign and date the enclosed proxy and return it promptly in the enclosed pre-addressed reply envelope, whether or not you plan to attend the meeting.***

BEXIL CORPORATION

PROXY STATEMENT

Annual Meeting of Stockholders
to be held November 10, 2005

     This Proxy Statement, dated October 5, 2005, is furnished in connection with a solicitation of proxies by Bexil Corporation (the "Company") to be voted at the 2005 Annual Meeting of Stockholders of the Company to be held at the American Stock Exchange, 86 Trinity Place, 14th Floor, New York, New York on November 10, 2005 at 11:00 a.m., and at any postponement or adjournment thereof ("Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Only stockholders of record at the close of business on October 3, 2005 (the "Record Date") are entitled to be present and to vote on matters at the Meeting. Stockholders are entitled to one vote for each Company share held and fractional votes for each fractional Company share held. Shares represented by executed and unrevoked proxies will be voted in accordance with the instructions on the Proxy Card. A stockholder may revoke a proxy by delivering to the Company a signed proxy with a date later than the previously delivered proxy or by sending a written revocation to the Company. To be effective, such revocation must be received prior to the Meeting. In addition, any stockholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of the Record Date, the Company had 879,571 shares of common stock issued and outstanding. Stockholders of the Company will vote as a single class.

     It is estimated that proxy materials will be mailed to stockholders as of the Record Date on or about October 11, 2005. The Company's principal executive offices are located at 11 Hanover Square, New York, New York 10005. A copy of the Company's most recent Annual Report on Form 10-KSB has preceded or accompanies this proxy statement.

PROPOSAL 1: TO ELECT EDWARD G. WEBB, JR. AND THOMAS B. WINMILL AS CLASS I DIRECTORS WITH EACH TO SERVE A THREE YEAR TERM, AND EACH UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIES

     The Board has approved the nomination of Edward G. Webb, Jr. and Thomas B. Winmill as Class I Directors with each to serve a three year term, and each until his successor is duly elected and qualifies. The nominees currently serve as Directors of the Company. They will be elected by a plurality of the votes cast at the Meeting. Unless otherwise noted, the address of record for the Directors is 11 Hanover Square, New York, New York 10005.

     The following table sets forth certain information concerning the nominees for Class I Directors of the Company.

Name, Principal Occupation, Business Experience for Past Five Years, Address, and Age	Director Since	Other Public Company Directorships Held by Director
Non-interested Nominee:		
Class I:		
EDWARD G. WEBB, JR. – Mr. Webb has been an Equity Portfolio Manager for Advanced Asset Management Advisors, Inc. since October 2002. Mr. Webb was President of Webb Associates, Ltd. from 1996 to 2004. Mr. Webb was born on March 31, 1939.	2004	–

Interested Nominee: **Class I:** THOMAS B. WINMILL – Mr. Winmill has served as President, Chief Executive Officer and General Counsel of the Company since 1999 and in other capacities since 1996 and as Vice Chairman of York Insurance Services Group, Inc. ("York") since 2002. Since 1999, he has also served as a director, President, Chief Executive Officer and General Counsel of Winmill & Co. Incorporated ("WCI"), its affiliates, and of the investment companies managed by its subsidiaries, Foxby Corp., Global Income Fund, Inc., Midas Fund, Inc., Midas Special Equities Fund, Inc., and Midas Dollar Reserves, Inc. and in other capacities since 1988. Mr. Winmill has also served as General Counsel of Tuxis Corporation since 2002 and in other capacities since 1988. Mr. Winmill is a member of the New York State Bar and the SEC Rules Committee of the Investment Company Institute. Mr. Winmill was born on June 25, 1959.	1996	Foxby Corp., Global Income Fund, Inc., Midas Fund, Inc., Midas Special Equities Fund, Inc., and Midas Dollar Reserves, Inc.

The following table sets forth certain information regarding the other Directors currently serving on the Board.

Name, Principal Occupation, Business Experience for Past Five Years, Address, and Age	**Director Since**	**Other Public Company Directorships Held by Director**
Non-interested Directors: **Class II:** DOUGLAS WU - Since 1998, Mr. Wu has been a Principal of Maxwell Partners, prior to which, he was a Managing Director of Rothschild Emerging Markets/Croesus Capital Management. Mr. Wu has been a director of York since 2002. Mr. Wu was born on July 31, 1960.	1997	–
Class III: CHARLES A. CARROLL – From 1989 to the present, Mr. Carroll has been affiliated with Kalin Associates, Inc., a member firm of the New York Stock Exchange. Mr. Carroll was born on December 18, 1930.	2004	–
Interested Director: **Class III:** BASSETT S. WINMILL – Mr. Winmill is Chairman of the Board of the Company since 1996, as well as Tuxis Corporation since 1983, Global Income Fund, Inc. since 1996, and WCI and certain of its affiliates since 1974. Mr. Winmill is a member of the New York Society of Security Analysts, the Association for Investment Management and Research, and the International Society of Financial Analysts. Mr. Winmill was born on February 10, 1930.	1996	Tuxis Corporation and Global Income Fund, Inc.

Bassett S. Winmill, Chairman of the Board of the Company, is the father of Thomas B. Winmill, the President, Chief Executive Officer, and General Counsel of the Company.

The persons named in the accompanying form of proxy intend to vote each such proxy FOR the election of the nominees listed above, unless a stockholder specifically indicates on a proxy the desire to withhold authority to vote for the nominees. It is not contemplated that the nominees will be unable to serve as Directors for any reason, but if that should occur prior to the Meeting, the proxy holders reserve the right to substitute another person or persons of their choice as nominees. The nominees listed above have consented to being named in this Proxy Statement and have agreed to serve as Directors if elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU VOTE FOR THE NOMINEES.

COMMITTEES OF THE BOARD OF DIRECTORS

Governance, Compensation and Nominating Committee

The Board of Directors established on June 9, 2004 a Governance, Compensation and Nominating Committee and adopted a charter to define and outline the responsibilities of its members. A copy of the Governance, Compensation and Nominating Committee charter is posted at http://www.bexil.com/board-committees.html. The Governance, Compensation and Nominating Committee consists of Edward G. Webb, Jr., Charles A. Carroll, and Douglas Wu, all of whom are independent directors in accordance with the American Stock Exchange director independence standards. The role of the Governance, Compensation and Nominating Committee is to assist the Board of Directors by a) recommending governance guidelines applicable to the Company; b) identifying, evaluating and recommending the nomination of Board members; c) setting the compensation of the Company's Chief Executive Officer and performing other compensation oversight; and d) assisting the Board with other related tasks, as assigned from time to time. In selecting the nominees set forth in Proposal 1, the Governance, Compensation and Nominating Committee took into account their independence and the independence of the Company's full Board of Directors, each nominee's knowledge and experience and potential contribution to the Board of Directors and its committees, each nominee's other commitments and each nominee's past service with the Company or with affiliates of the Company.

The Governance, Compensation and Nominating Committee has approved the following procedures by which stockholders may recommend director candidates: The Committee will consider appropriate candidates recommended by stockholders with relevant business experience who can assist the Company or its business. A stockholder wishing to submit such a recommendation should send a letter, postmarked no later than January 1 in the year of the meeting, to the Secretary of the Company at 11 Hanover Square, New York, New York 10005. The mailing envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder and provide (a) the name, address, telephone number and social security number of the candidate to be considered; (b) a description of all arrangements or understandings between the stockholder and the candidate, and an executed written consent of the candidate to serve as a director of the Company if so elected. (c) copy of the candidate's resume and at least three bona fide references, and (d) an analysis of the candidate's qualifications to serve on the Board of Directors and on each of the Board's committees. All candidates recommended for election to the Board of Directors must meet the independence standards of the American Stock Exchange.

Audit Committee and Audit Committee Report

The Company has an Audit Committee currently comprised of Edward G. Webb, Jr., Charles A. Carroll, and Douglas Wu. In accordance with its written charter adopted by the Board of Directors and posted at http://www.bexil.com/board-committees.html. The charter is included as an appendix to this proxy statement . The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's financial reporting practices. The purposes of the Audit Committee are (i) to oversee the Company's accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; (ii) to oversee the quality and objectivity of the Company's financial statements and the independent audit thereof; and (iii) to act as a liaison between the Company's independent auditors and the full Board of Directors.

In discharging its oversight responsibility as to the audit process for the fiscal year ended December 31, 2004, the Audit Committee discussed with the independent auditors their independence from the Company and its management. In addition, the independent auditors provided the Audit Committee with written disclosure regarding their independence and the letter required by Independence Standards Board Standard No. 1. For the fiscal year ended December 31, 2004, the Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees," and discussed and reviewed the results of the independent auditors' examination of the Company's financial statements. The Audit Committee reviewed the audited financial statements of the Company for the fiscal year ended December 31, 2004 with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements. Based upon review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts. The Audit Committee Members are independent, as defined in section 121(A) of the listing standards of the American Stock Exchange. In addition, each Audit Committee Member qualifies as an "audit committee financial expert" as defined by Rule 401(h) of Regulation S-K by virtue of their education and work experience.

Members of the Audit Committee:

Edward G. Webb, Jr., Charles A. Carroll, and Douglas Wu

Executive Committee

The Company has an Executive Committee comprised of Thomas B. Winmill, the function of which is to exercise the powers of the Board of Directors between meetings of the Board to the extent permitted by law to be delegated and not delegated by the Board to any other committee.

Director and Committee Meetings and Director Fees

During the Company's most recently completed fiscal year, the Company's Board of Directors met five times, the Audit Committee met five times, the Governance, Compensation and Nominating Committee (with its predecessor, the Compensation Committee) met four times, and the Executive Committee met two times. Each Director attended at least 75% of the Board and committee meetings held when such director was in office.

Directors of the Company or its subsidiaries who are employees or spouses of employees do not receive fees for attendance at Board meetings. Currently, non-employee directors of the Company are compensated for services provided as a director, as follows: $2,000 for each quarterly regular meeting attended; $500 as a retainer paid quarterly; $250 per special or telephonic meeting attended and per meeting of a committee of a board attended (when not held near the time of a regular meeting), except for the Governance, Compensation and Nominating Committee which is $1,000 per annum; reimbursement for meeting expenses; and, a $1,000 fee per meeting of the board of York plus a $5,000 annual bonus.

How to Communicate with the Company's Board of Directors

Stockholders who wish to communicate with the Board of Directors or a particular director may send a letter to the Secretary of the Company at 11 Hanover Square, New York, New York 10005. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

The Company's policy with regard to the Board members' attendance at Annual Meetings of Stockholders is that it is encouraged, but not required. All Board members attended last year's annual meeting.

STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the direct beneficial ownership of Company common stock as of the record date by (i) each director and executive officer and (ii) all directors and executive officers as a group.

Name of Director, Nominee or Officer	Number of Shares (Note)		Percent of Outstanding
Non-interested Nominee:			
Edward G. Webb, Jr.	1,500	[1]	*
Non-interested Directors:			
Charles A. Carroll	3,200	[1]	*
Douglas Wu	2,000	[2]	*
Interested Directors:			
Bassett S. Winmill	276,292	[3, 4]	31.41%
Thomas B. Winmill	91,412	[3]	10.39%

Officers:		
Thomas O'Malley	0	*
John F. Ramírez	0	*
William G. Vohrer	4,000 [5]	*
Total shares held by directors and officers as a group	377,904	42.96%

1. This amount includes 0 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

2. This amount includes 2,000 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

3. This amount includes 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

4. Bassett S. Winmill has indirect beneficial ownership of 222,644 of these shares, as a result of his status as a controlling person of WCI and Investor Service Center, Inc., the direct beneficial owner. Mr. Winmill disclaims beneficial ownership of the shares held by Investor Service Center, Inc. Bassett S. Winmill is Thomas B. Winmill's father.

5. This amount includes 4,000 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

* Less than 1% of the outstanding shares.

Based on filings with the Securities and Exchange Commission, management of the Company believes the following stockholders beneficially owned 5% or more of the outstanding shares of Company common stock as of the Record Date:

Name and Address	Common Stock	Approximate Percentage of the Company's Total Outstanding Shares
Fondren Management LP[1] 1177 West Loop South, Suite 1625 Houston, Texas 77027	46,400 shares	5.3%
Thomas B. Winmill* 11 Hanover Square New York, New York 10005	91,412 shares	10.84%
Investor Service Center, Inc. 11 Hanover Square New York, New York 10005	222,644 shares	25.31%
Winmill & Co. Incorporated ** 11 Hanover Square New York, New York 10005	222,644 shares	25.31%
Bassett S. Winmill*** 11 Hanover Square New York, New York 10005	266,292 shares	30.27%

[1] According to a Schedule 13G filed September 23, 2005.

* Thomas B. Winmill has indirect beneficial ownership of 26,712 of these shares held by his spouse and sons. Mr. Winmill disclaims ownership of the shares held by his spouse and sons. Include 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

** Winmill & Co. Incorporated has indirect beneficial ownership of these shares, as a result of its status as a controlling person of Investor Service Center, Inc., the direct beneficial owner.

*** Bassett S. Winmill has indirect beneficial ownership of 222,644 of these shares, as a result of his status as a controlling person of Winmill & Co. Incorporated and Investor Service Center, Inc., the direct beneficial owner. Mr. Winmill disclaims beneficial ownership of the shares held by Investor Service Center, Inc. Include 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

COMPENSATION

Summary Compensation Table

The following table sets forth compensation for the fiscal years ended December 31, 2004, 2003 and 2002 received by the Company's Chief Executive Officer. No other executive officer of the Company serving at the end of fiscal year 2004 had total annual salary and bonus in fiscal year 2004 in excess of $100,000.

| | | Annual Compensation | | | Long-term compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities underlying options/ SARs (#)	Long-term incentive plan payouts ($)	All other compensation ($)
Thomas B Winmill	2004	300,000	35,000	0	0	60,000	0	5,850 (1)
President and Chief	2003	250,000	30,000	0	0	0	0	0
Executive Officer	2002	150,000	200,000	0	0	0	0	0

Directors' Compensation

The aggregate amount of compensation paid to each non-employee director by the Company for the year ended December 31, 2004, was as follows:

Name of Director	Position	Aggregate Compensation from the Company
Charles A. Carroll	Director (a) (b)	$12,000
Edward G. Webb, Jr.	Director (a) (b)	$6,000
Douglas Wu*	Director (a) (b)	$6,000

* Mr. Wu also received $17,000 for his services as a director of York in fiscal year 2004.

(a) Member of Governance, Compensation and Nominating Committee.
(b) Member of Audit Committee.

Under the Long-term Incentive Plan, the Company's non-employee directors receive non-qualified stock options for Company common stock. The Company will grant an initial option for 1,000 shares of Company common stock on the effective date of any non-employee director's initial election to the Board. The Company will also grant an annual option for 1,000 shares of Company common stock to each non-employee director at the close of business on the date of the Company's annual stockholder meeting. These amounts are subject to adjustment for corporate transactions. These option awards are the only type of awards that non-employee directors of the Company are eligible to receive under the Plan. The exercise price per share of non-employee director options will be equal to 100% of the fair market value of a share of Company common stock on the date of grant and these options will expire at the earlier of (i) five years from the date of grant or (ii) three months after the date the non-employee director ceases to serve as a director of the Company for any reason. Non-employee director options will vest at the end of a period commencing on the date of grant and ending on a date which is the sooner of three years from the date of grant date or three years from commencement of service to the Company, and if the optionee has more than three years of service on the date of grant, the options will vest immediately.

Report of the Governance, Compensation and Nominating Committee on Executive Compensation

The Governance, Compensation and Nominating Committee (the "Committee") of the Board of Directors makes decisions on compensation of the Company's executives. The Committee establishes the compensation of Thomas B. Winmill, Chief Executive Officer, based on its evaluation of Mr. Winmill's performance. It makes recommendations annually to the Board with respect to the non-CEO compensation as the Committee deems appropriate. The Company's executive compensation program reflects the philosophy that compensation should reward executives for outstanding individual performance and, at the same time, align the interests of executives closely with those of stockholders. To implement that philosophy, the Company offers each of its executives a combination of base salary, annual cash bonuses, and the grant of stock options and other equity based awards. Through this compensation structure, the Company aims to reward above-average corporate performance and recognize individual initiative and achievements.

Members of the Governance, Compensation and Nominating Committee:

Charles A. Carroll, Edward G. Webb, Jr., and Douglas Wu

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has been selected as the independent registered public accounting firm ("IRPAF") for the Company for the fiscal period commencing January 1, 2005. Apart from its fees received as the IRPAF, neither Deloitte nor any of its partners have a direct, or material indirect, financial interest in the Company or its affiliates. Representatives of Deloitte are not expected to be present at the Meeting but have been given the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions by telephone or otherwise.

The Company's financial statements for the fiscal year ended December 31, 2004 were audited by Deloitte. The Company's financial statements for the fiscal years ended December 31, 2002 and 2003 were audited by Tait, Weller & Baker ("Tait, Weller"). The following table sets forth the aggregate fees billed for professional services rendered by such firms for the respective years:

Fiscal Year Ended December 31	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Aggregate Non-Audit Fees
2003	$14,250	$2,250	$3,250	$1,200	$39,815*
2004	$119,975	$0	$7,500	$0	$4,250

* Tait, Weller also provided audit and non-audit services to WCI and certain of its affiliates. The Audit Committee considered the provision of these services and determined such services to be compatible with maintaining Tait, Weller's independence.

The Company's Audit Committee has adopted a policy to consider for pre-approval any non-audit services proposed to be provided by the IRPAF to the Company, and any non-audit services proposed to be provided by such IRPAF to its affiliates, if any, which have a direct impact on Company operations or financial reporting. In those situations when it is not convenient to obtain full Audit Committee approval, the Chairman of the Audit Committee is delegated the authority to grant pre-approvals of auditing, audit-related, non-audit related, tax, and all other services so long as all such pre-approved decisions are reviewed with the full Audit Committee at its next scheduled meeting. Such pre-approval of non-audit services proposed to be provided by the IRPAF to the Company is not necessary, however, under the following circumstances: (1) all such services do not aggregate to more than 5% of total revenues paid by the Company to the IRPAF in the fiscal year in which services are provided, (2) such services were not recognized as non-audit services at the time of the engagement, and (3) such services are brought to the attention of the Audit Committee, and approved by the Audit Committee, prior to the completion of the audit.

Changes in Company's Certifying Accountant

On January 13, 2005, the Company's Audit Committee unanimously voted to recommend to the Board that the resignation of Tait, Weller as the Company's independent registered public accounting firm be accepted, effective upon the appointment by the Company of successor auditors. The Committee further recommended to the Board that the appointment of Deloitte as the independent registered public accounting firm for the Company be approved, effective upon the successful completion of Deloitte's client acceptance procedures. Also on January 13, 2005, the Board of Directors of the Company approved such recommendations. On April 13, 2005, Deloitte advised the Company of the successful completion of Deloitte's client acceptance procedures. Accordingly, Tait, Weller resigned effective April 13, 2005. On April 18, 2005, the Company announced the successful completion of Deloitte's client acceptance procedures.

Tait, Weller's report on the Company's financial statements for the fiscal years ended December 31, 2003 and December 31, 2002 did not contain an adverse opinion, a disclaimer of opinion, or any qualification or modifications as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2003 and December 31, 2002, and through the date of termination of the engagement, there were no disagreements with Tait, Weller on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Tait, Weller, would have caused Tait, Weller to make reference to the subject matter of the disagreement in connection with its report. During the fiscal years ended December 31, 2003 and December 31, 2002 and through the date of termination of the engagement, there have been no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-B promulgated by the Securities and Exchange Commission (the "Commission"). The Company did not consult with Deloitte during the fiscal years ended December 31, 2003 and December 31, 2002, nor during the subsequent period to the date of its engagement regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

ADDITIONAL INFORMATION

At the meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting is sufficient to constitute a quorum. In the event that a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve a proposal are not received, the chair of the meeting may adjourn the meeting to a later date and time not more than 120 days after the original record date without any other notice other than announcement at the meeting. A stockholder vote may be taken for one or more proposals prior to any adjournment if sufficient votes have been received for approval. If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Company on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention (collectively, "abstentions"), the Company's shares represented thereby will be considered to be present at the meeting for purposes of determining the existence of a quorum for the transaction of business. Under Maryland law, abstentions do not constitute a vote "for" or "against" a matter and will be disregarded in determining "votes cast" on an issue.

In addition to the use of the mails, proxies may be solicited personally, by telephone, or by other means, and the Company may pay persons holding its shares in their names or those of their nominees for their expenses in sending soliciting materials to their beneficial owners. The Company will bear the cost of soliciting proxies. Authorizations to execute proxies may be obtained by telephonic instructions in accordance with procedures designed to authenticate the stockholder's identity. In all cases where a telephonic proxy is solicited, the stockholder will be asked to provide his or her address, social security number (in the case of an individual) or taxpayer identification number (in the case of an entity) or other identifying information and the number of shares owned and to confirm that the stockholder has received the Company's Proxy Statement and proxy card in the mail. Within 72 hours of receiving a stockholder's telephonic voting instructions and prior to the meeting, a confirmation will be sent to the stockholder to ensure that the vote has been taken in accordance with the stockholder's instructions and to provide a telephone number to call immediately if the stockholder's instructions are not correctly reflected in the confirmation. Stockholders requiring further information with respect to telephonic voting instructions or the proxy generally should contact the Company's's transfer agent at 1-800-937-5449. Any stockholder giving a proxy may revoke it at any time before it is exercised by submitting to the Company a written notice of revocation or a subsequently executed proxy or by attending the meeting and voting in person.

Discretionary Authority; Submission Deadlines for Stockholder Proposals

Although no business may come before the Meeting other than that specified in the Notice of Annual Meeting of Stockholders, shares represented by executed and unrevoked proxies will confer discretionary authority to vote on matters which the Company did not have notice of a reasonable time prior to mailing this Proxy Statement to stockholders. The Company's Bylaws provide that in order for a stockholder to nominate a candidate for election as a Director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice generally must be delivered to the Secretary of the Company, at the principal executive offices, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. Accordingly, pursuant to such Bylaws and Rule 14a-5(e)(2) of the 1934 Act, a stockholder nomination or proposal intended to be considered at the 2006 Annual Meeting must be received by the Secretary no earlier than July 13, 2006 nor later than August 12, 2006. Proposals should be mailed to the Company, to the attention of the Company's Secretary, 11 Hanover Square, New York, New York 10005. In addition, if you wish to have your proposal considered for the inclusion in the Company's 2006 Proxy Statement, we must receive it on or before August 12, 2006 pursuant to Rule 14a-8(e)(2). The submission by a stockholder of a proposal for inclusion in the proxy statement or presentation at the Meeting does not guarantee that it will be included or presented. Stockholder proposals are subject to certain requirements under the federal securities laws and the Maryland General Corporation Law and must be submitted in accordance with the Company's Bylaws.

Compliance with Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Securities Exchange Act of 1934, and rules thereunder, requires the Company's Directors and officers, and any persons holding 10% or more of its common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the American Stock Exchange. Based on the Company's review of the copies of such forms it receives, the Company believes that during the calendar year ended 2004 such persons complied with all such applicable filing requirements except one late filing made with respect to a Form 4 filed on behalf of Douglas Wu.

Notice to Banks, Broker/Dealers and Voting Trustees and Their Nominees

Please advise the Company's transfer agent, American Stock Transfer & Trust Company, at 1-800-937-5449 whether other persons are the beneficial owners of the shares for which proxies are being solicited and, if so, the number of copies of this Proxy Statement and other soliciting material you wish to receive in order to supply copies to the beneficial owners of shares.

It is important that proxies be returned promptly. Therefore, stockholders who do not expect to attend the meeting in person are urged to complete, sign, date and return the enclosed proxy card in the enclosed stamped envelope.

AUDIT COMMITTEE CHARTER
As amended August 12, 2005

1. The Audit Committee shall have a minimum of three members and shall consist of all Board members who are "independent directors" in accordance with the American Stock Exchange rules.

2. The purposes of the Audit Committee are:

    a. to oversee the Company's accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers;

    b. to oversee the quality and objectivity of the Company's financial statements and the independent audit thereof; and

    c. to act as a liaison between the Company's independent auditors and the full Board of Directors.

    The function of the Audit Committee is oversight. The Company's management is responsible for (i) the preparation, presentation and integrity of the Company's financial statements, (ii) the maintenance of appropriate accounting and financial reporting principles and policies and (iii) the maintenance of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The auditors are responsible for planning and carrying out proper audits and reviews. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not necessarily, and do not necessarily represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons and organizations absent actual knowledge to the contrary (which shall be promptly reported to the Company's Board). In addition, the review of the Company's financial statements by the Audit Committee is not of the same quality as audits performed by the independent accountants, nor does the Audit Committee's review substitute for the responsibilities of the Company's management for preparing, or the independent accountants for auditing, the financial statements.

3. To carry out its purposes, the Audit Committee shall have the following duties and powers:

    a. to recommend the selection, retention or termination of auditors and, in connection therewith, to evaluate the independence of the auditors, including whether the auditors provide any consulting services to the Company's affiliates (it being understood that the auditors are ultimately accountable to the Audit Committee and the Company's Board and that the Audit Committee and the Company's Board shall have the ultimate authority and responsibility to select, evaluate, retain and terminate auditors, subject to any required stockholder vote);

    b. to ensure receipt of a formal written statement from the auditors on a periodic basis specifically delineating all relationships between the auditors and the Company; to discuss with the auditors any disclosed relationships or services that may impact the auditors' objectivity and independence; and to take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

    c. to meet with the Company's auditors, including private meetings, as necessary (i) to review the arrangements for and scope of the annual audit and any special audits; (ii) to discuss any matters of concern relating to the Company's financial statements, including any adjustments to such statements recommended by the auditors, or other results of said audit(s); (iii) to consider the auditors' comments with respect to the Company's financial policies, procedures and internal accounting controls and management's responses thereto; and (iv) to review the form of opinion the auditors propose to render to the Company;

    d. to consider the effect upon the Company of any changes in accounting principles or practices proposed by management or the auditors;

    e. to review the audit and non-audit services provided to the Company by the auditors and the fees charged for such services;

f.   to consider for pre-approval any non-audit services proposed to be provided by the auditors to the Company, and any non-audit services proposed to be provided by such auditors to the Company which have a direct impact on Company operations or financial reporting. In those situations when it is not convenient to obtain full Audit Committee approval, the Chairman of the Audit Committee is delegated the authority to grant pre-approvals of auditing, audit-related, non-audit related, tax, and all other services so long as all such pre-approved decisions are reviewed with the full Audit Committee at its next scheduled meeting. Such pre-approval of non-audit services proposed to be provided by the auditors to the Company is not necessary, however, under the following circumstances: (1) all such services do not aggregate to more than 5% of total revenues paid by the Company to the auditor in the fiscal year in which services are provided, (2) such services were not recognized as non-audit services at the time of the engagement, and (3) such services are brought to the attention of the Audit Committee, and approved by the Audit Committee, prior to the completion of the audit;

g.   to review the status of the Audit Committee members to determine if any of them may be considered a "financial expert" as defined in Section 407 of the Sarbanes-Oxley Act of 2002 and make recommendations regarding the "financial expert" determination to the full Board;

h.   to receive copies of any complaints received by the Company regarding accounting, internal accounting controls or auditing matters and review such complaints, and take appropriate actions, if any. The Committee shall ensure that any such complaints received from employees of the Company are treated on a confidential basis and that such submissions need not identify the submitting employee by name;

i.   to investigate improprieties or suspected improprieties in Company operations; and

j.   to report its activities to the full Board on a periodic basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

4.   The Audit Committee shall meet on a regular basis and is empowered to hold special meetings as circumstances require.

5.   The Audit Committee shall regularly meet with the Company's management, including financial personnel.

6.   The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, and shall have the discretion to institute investigations of improprieties or suspected improprieties and is vested with authority to retain special counsel and other experts or consultants at the expense of the Company.

7.   The Audit Committee shall review the adequacy of this Charter at least annually and recommend any changes to the full Board. The Board shall also review and approve this Charter at least annually.

8.   The Company must certify to the American Stock Exchange ("AMEX") that:

a.   It has adopted this formal written Charter and the Audit Committee has annually reviewed and reassessed the adequacy of this Charter;

b.   It has and will continue to have an Audit Committee of at least three members, comprised solely of independent directors to the extent required by AMEX rules, each of whom is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the Audit Committee; and

c.   It has at least one member of the Audit Committee that has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.